Members of the P&F Compensation Committee
Kenneth Scheriff
Jeffrey Franklin

(and Board of Directors)


-- via e-mail --

January 6, 2012

Gentlemen:

I received no response to my previous e-mail, which is totally unacceptable.

I believe the actions of the compensation committee, regarding the rehiring of Mr. Horowitz, while reflecting a contract that is improved from the past, are still wholly inappropriate, specific to the base salary, and do not reconcile with any of the reasonable peer groups that have been indicated by parties that are actually arms length from the CEO, including two of your three largest outside shareholders, as well as the work of independent advisory firm Proxy Governance.

Based upon an increase in my position in P&F to 8.1%, from the previous 7.0% reported, I will be filing a 13D amendment on Monday. I would like an answer IMMEDIATELY on whether or not the board has decided that it intends to release the peer group companies used in the compensation analysis. Such decision will be deterministic in how I handle my public response to the compensation committee's, and board's, action...assuming you respond in time to have an effect, either way.

I presume you've already made your decision. I'm disappointed...and disgusted that you do not see fit to show appropriate accountability, clarity, and openness, that would allow your outside shareholders, and the corporate governance space, to make their own determination on the legitimacy of the work that was done....something that is ABSOLUTELY NECESSARY, considering past
"cronyism" on previous P&F compensation committees.

If THIS compensation committee is unwilling to subject its work to reasonable scrutiny, then it, and the board, will called to task for that specific betrayal.

I DEMAND YOU STATE YOUR INTENTIONS TO RELEASE THE PEER GROUP UTILIZED IN THE OUTSIDE COMPENSATION REVIEW.

Please respond promptly.

Timothy Stabosz